Operational Update: Aurora Cannabis Liquid Assets Exceed $500 Million

November 2017 a Record Month for Cannabis Sales in Canada and Germany

TSX: ACB

EDMONTON, Jan. 2, 2018 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) is pleased to provide the following operational update.

Exceptional balance sheet strength

As at December 31, 2017, Aurora's cash plus marketable securities exceeded $500 million. The Company's cash position remains above $320 million, while the total value of Aurora's investments in Radient Technologies (TSXV: RTI), Hempco Food and Fiber (TSXV: HEMP) and Cann Group of Australia (ASX: CAN) currently stands at $179.2 million. The latter figure represents a return of 342%, based on original investments of $40.5 million, strongly validating the Company's strategic investment and partnership strategy. Aurora begins 2018 with unparalleled financial strength to accelerate its aggressive domestic and international expansion strategy.

Record monthly cannabis revenues in November 2017

For the month of November, 2017, Aurora achieved record net cannabis revenues of $3.1 million, based on sales of 354,000 grams or gram equivalents in Canada and through the Company's wholly owned German subsidiary Pedanios. Pedanios established a new monthly record for weight of product sold of 74,000 grams in November. Pedanios, based in Berlin, is the leading distributor of medical cannabis in the European Union, supplying a network of pharmacies that has grown from 750 when Pedanios was acquired by Aurora in May, 2017, to more than 2,000 today.

Aurora Sky

The first two growing bays, as well as the mother bay at Aurora Sky, the Company's fully capitalized 800,000 square foot high-technology cultivation facility located at Edmonton International Airport, have been completed and are ready to receive plants. Aurora has submitted to Health Canada for final inspection and licensing, subsequent to which transfer of genetics will commence. The Company anticipates first harvest in the second calendar quarter of 2018.

In addition, approximately 700,000 square feet of the steel structure of Aurora Sky has been erected, with specialty glass installed on more than 400,000 square feet of the facility, and work on the interior is progressing rapidly. Completion of the entire facility is on track for mid-2018.

Aurora Vie

In November, 2017, the Company commenced transfer of genetics from its Aurora Mountain facility to Aurora Vie in Pointe-Claire, Quebec, and cultivation has commenced, with first harvest anticipated by February, 2018. Aurora Vie integrates many of the technologies the Company will be employing at its Aurora Sky facility, focused predominantly on yield optimization through customized, strain-specific control of growing conditions and plant nutrition for each grow room.

H2 Biopharma

Following the announcement of the acquisition of H2 Biopharma, Aurora Larssen Projects Ltd ("ALPS") has commenced work towards final completion of the Company`s newly-acquired Lachute, Quebec facility. H2, which is Aurora's fourth production facility, is being completed to European Union Good Manufacturing Practices (GMP) standards, and will play an important role both in servicing the Quebec market and providing additional capacity for Aurora`s export markets. The Company anticipates the facility to be completed in the second calendar quarter of 2018.

New Product Launches - 1:1 Oil and Double-Milled Decarboxylated Powder

In response to patient demand, the Company has launched the fourth product in its Aurora Drops line of cannabis oils. Aurora 1:1 Drops is a balanced oil product containing 13.8 mg/ml of THC and 13.1 mg/ml of CBD. Pricing of the new product is consistent with the Company's other Drops offerings, at $95 per 30 ml bottle, and compassionate pricing for low-income patients at $65 per bottle.

Aurora has also launched DMD THC (Sativa) a double-milled decarboxylated powder. Decarboxylation is a process that activates cannabinoids so that they do not need to be smoked or vaporized, making the product easy to use via oral consumption. DMD THC (Sativa) can be used on its own by mixing with food or drink. Alternatively, customers can purchase Aurora's Capsule Filler and Capsules in the Starter Capsule Bundle, which includes instructions on how to assemble decarb capsules at home, precisely to the patient's preferred dosage.

CanvasRx

CanvasRx closed a record year with 26 clinic locations, eight of which were newly opened in 2017. CanvasRx is the country`s largest cannabis counseling and outreach network, with a strong emphasis on physician and patient education, and is hosting two Continuing Medical Education (CME) events, titled "Medical Cannabis: Fact and Fiction", in Calgary on January 10, 2018 and Vancouver on January 11, 2018.

At 19,559, new patient registrations in 2017 were up 55% compared to 2016. November 2017 was a record month with 2,318 new patients registered. To date, CanvasRx has helped nearly 36,000 patients with registration and cannabis information, and continues to provide sector-leading customer care to its growing base of medical cannabis patients.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport, as well as is completing a fourth facility in Lachute, Quebec through its wholly owned subsidiary Aurora Larssen Projects Ltd.

In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Boards of Directors,

AURORA CANNABIS INC.
Terry Booth
CEO

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/January2018/02/c8294.html

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For further information: For Aurora: Cam Battley, Executive Vice President, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com

CO: Aurora Cannabis Inc.

CNW 07:30e 02-JAN-18